SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

December 29, 2025

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that today Credicorp Ltd. (“Credicorp”), through its subsidiary Banco de Crédito del Perú (“BCP”), has entered into a Stock Purchase Agreement (“SPA”) with the shareholders of Helm Bank USA (Wilde Family) (the “Sellers”) to acquire 100% of the issued and outstanding shares of Helm Bank USA (“Helm Bank”). In accordance with the terms of the SPA, BCP will pay the Sellers the amount of US$180,000,000.00 (one hundred eighty million U.S. dollars), with such amount being subject to a customary price adjustment as of the Closing Date (the “Purchase Price”).

Helm Bank is a community bank authorized to operate in the State of Florida by the Florida Office of Financial Regulation (OFR), is supervised by the OFR and is a member of the Federal Deposit Insurance Corporation (FDIC).

As of the end of September 2025, Helm Bank had a loan portfolio of US$648.2 million, US$1,141.8 million in total assets, and shareholders’ equity of US$106.8 million.

The completion of the transaction is subject to obtaining the required regulatory approvals in the United States from the OFR and the Federal Reserve (FED), and in Peru from the Superintendence of Banking, Insurance and Private Pension Fund Administrators (SBS), as well as the fulfillment of other customary closing conditions.

It is hereby noted that the execution of the main obligations under the SPA, including BCP’s payment of the Purchase Price to the Sellers and the transfer of Helm Bank shares to BCP, will take place on the closing date (the “Closing Date”). The Closing Date will be (i) no later than the third business day following the day on which the conditions precedent set forth in the SPA are satisfied or waived, or (ii) within the period agreed upon by BCP and the Sellers.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2025

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative